UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Pomeroy IT Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

731822102

(CUSIP Number)

Flagg Street Capital LLC

c/o Andrew Moss

44 Brattle Street

Cambridge, Massachusetts 02138

(617) 876-6085

With a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP

c/o Steve Wolosky, Esq.

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 731822102

1	NAME OF REPORTING PERSONS

JONATHAN STARR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,252,625*
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

1,249,325**
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,259,225***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

IN

*	Consists of (i) 1,249,325 shares of common stock of the Issuer held by Flagg Street Partners Qualified LP, and (ii) 3,300 shares of restricted common stock of the Issuer held by Jonathan Starr.
**	Consists of 1,249,325 shares of common stock of the Issuer held by Flagg Street Partners Qualified LP. The 3,300 shares of restricted common stock of the Issuer held by Jonathan Starr have not yet vested and therefore may not be disposed by Mr. Starr at this time.
***	Jonathan Starr may be deemed to beneficially own 1,259,225 shares of common stock of the Issuer. These shares consist of (i) 1,249,325 shares of common stock of the Issuer held by Flagg Street Partners Qualified LP, (ii) 3,300 shares of restricted common stock of the Issuer held by Jonathan Starr, (iii) 3,300 shares of restricted common stock of the Issuer held by Michael A. Ruffolo, and (iv) 3,300 shares of restricted common stock of the Issuer held by Richard S. Press.

CUSIP NO. 731822102

1	NAME OF REPORTING PERSONS

FLAGG STREET CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,249,325*
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

1,249,325*
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,259,225**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

IA

*	Consists of 1,249,325 shares of common stock of the Issuer held by Flagg Street Partners Qualified LP.
**	Flagg Street Capital LLC may be deemed to beneficially own 1,259,225 shares of common stock of the Issuer. These shares consist of (i) 1,249,325 shares of common stock of the Issuer held by Flagg Street Partners Qualified LP, (ii) 3,300 shares of restricted common stock of the Issuer held by Jonathan Starr, (iii) 3,300 shares of restricted common stock of the Issuer held by Michael A. Ruffolo, and (iv) 3,300 shares of restricted common stock of the Issuer held by Richard S. Press.

CUSIP NO. 731822102

1	NAME OF REPORTING PERSONS

FLAGG STREET PARTNERS QUALIFIED LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,249,325*
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

1,249,325*
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,259,225**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

PN

*	Consists of 1,249,325 shares of common stock of the Issuer held by Flagg Street Partners Qualified LP.
**	Flagg Street Partners Qualified LP may be deemed to beneficially own 1,259,225 shares of common stock of the Issuer. These shares consist of (i) 1,249,325 shares of common stock of the Issuer held by Flagg Street Partners Qualified LP, (ii) 3,300 shares of restricted common stock of the Issuer held by Jonathan Starr, (iii) 3,300 shares of restricted common stock of the Issuer held by Michael A. Ruffolo, and (iv) 3,300 shares of restricted common stock of the Issuer held by Richard S. Press.

CUSIP NO. 731822102

1	NAME OF REPORTING PERSONS

MICHAEL A. RUFFOLO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,300*
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

- 0 -**
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,259,225***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

IN

*	Consists of 3,300 shares of restricted common stock of the Issuer held by Michael A. Ruffolo.
**	The 3,300 shares of restricted common stock of the Issuer held by Michael A. Ruffolo have not yet vested and therefore may not be disposed by Mr. Ruffolo at this time.
***	Michael A. Ruffolo may be deemed to beneficially own 1,259,225 shares of common stock of the Issuer. These shares consist of (i) 1,249,325 shares of common stock of the Issuer held by Flagg Street Partners Qualified LP, (ii) 3,300 shares of restricted common stock of the Issuer held by Jonathan Starr, (iii) 3,300 shares of restricted common stock of the Issuer held by Michael A. Ruffolo, and (iv) 3,300 shares of restricted common stock of the Issuer held by Richard S. Press.

CUSIP NO. 731822102

1	NAME OF REPORTING PERSONS

RICHARD S. PRESS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,300*
8 SHARED VOTING POWER

- 0 -
9 SOLE DISPOSITIVE POWER

- 0 -**
10 SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,259,225***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14	TYPE OF REPORTING PERSON

IN

*	Consists of 3,300 shares of restricted common stock of the Issuer held by Richard S. Press.
**	The 3,300 shares of restricted common stock of the Issuer held by Richard S. Press have not yet vested and therefore may not be disposed by Mr. Press at this time.
***	Richard S. Press may be deemed to beneficially own 1,259,225 shares of common stock of the Issuer. These shares consist of (i) 1,249,325 shares of common stock of the Issuer held by Flagg Street Partners Qualified LP, (ii) 3,300 shares of restricted common stock of the Issuer held by Jonathan Starr, (iii) 3,300 shares of restricted common stock of the Issuer held by Michael A. Ruffolo, and (iv) 3,300 shares of restricted common stock of the Issuer held by Richard S. Press.

CUSIP NO. 731822102

Preliminary Note: The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned. This Amendment No. 5 shall be deemed to amend and restate in their entirety Items 2, 3 and 5 primarily to reflect the assignment of all the shares of common stock of Pomeroy IT Solutions, Inc. previously held by Flagg Street Partners LP and Flagg Street Offshore, LP to Flagg Street Partners Qualified LP on December 31, 2007 in connection with the consolidation of such funds. As a result of such assignment, neither Flagg Street Partners LP nor Flagg Street Offshore, LP beneficially owns any securities of Pomeroy IT Solutions, Inc. and therefore are no longer Reporting Persons in this Schedule 13D.

Item 2.	Identity and Background.

(a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.

Flagg Street Partners Qualified LP

Flagg Street Partners Qualified LP, a Delaware limited partnership (“FSPQ”), with respect to the Shares held by it.

Flagg Street General Partner

Flagg Street Capital LLC, a Delaware limited liability company, which is the general partner of FSPQ (the “Flagg Street General Partner”).

Flagg Street Individual Reporting Person

Jonathan Starr who is referred to herein as the “Flagg Street Individual Reporting Person”.

Designated Directors

Michael A. Ruffolo and Richard S. Press who are referred to herein as the “Designated Directors”.

(b) The address of the principal business and principal office of (i) FSPQ and the Flagg Street General Partner is 44 Brattle Street, Cambridge, Massachusetts 02138, and (ii) the Flagg Street Individual Reporting Person and each of the Designated Directors is set forth on Annex 1 to Amendment No. 2 to the Schedule 13D.

(c) The principal business of FSPQ is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Flagg Street General Partner is to act as the general partner of FSPQ. The principal occupation of the Flagg Street Individual Reporting Person and each of the Designated Directors is set forth on Annex 1 to Amendment No. 2 to the Schedule 13D.

(d) None of FSPQ, the Flagg Street General Partner, the Flagg Street Individual Reporting Person or the Designated Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of FSPQ, the Flagg Street General Partner, the Flagg Street Individual Reporting Person or the Designated Directors has, during the last five years, been a party to a civil

CUSIP NO. 731822102

proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of FSPQ and the Flagg Street General Partner is set forth above.

The other information required by Item 2 relating to the identity and background of the Flagg Street Individual Reporting Person and each of the Designated Directors is set forth on Annex 1 to Amendment No. 2 to the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment cost for the Shares reported as owned by FSPQ in this Schedule 13D is approximately $10,158,477. A portion of the Shares currently owned by FSPQ were initially purchased by Flagg Street Partners LP (“FSP”) and Flagg Street Offshore, LP (“FSO”) and subsequently assigned to FSPQ on December 31, 2007 in connection with the consolidation of such funds.

The consideration for the acquisition of the Shares was funded through funds invested by partners in FSPQ, FSP and FSO (and proceeds therefrom). Since a portion of such Shares were purchased in, and such Shares from time to time may be held in, margin accounts, along with other investments, it is impracticable to determine the amounts, if any, borrowed with respect to such Shares.

Messrs. Starr, Ruffolo and Press each directly owns 3,300 shares of restricted common stock of the Issuer that were awarded to them in their capacities as directors of the Issuer under the Restated Outside Directors’ Stock Incentive Plan.

Item 5.	Interest in Securities of the Issuer.

Flagg Street Partners Qualified LP

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for FSPQ is incorporated herein by reference for FSPQ. The percentage amount set forth in row 13 for all cover pages filed herewith is calculated based upon the 12,335,136 Shares outstanding as of October 5, 2007 as reported by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2007.

(c) On December 31, 2007, FSP and FSO assigned to FSPQ an aggregate of 794,804 Shares in connection with the consolidation of such funds. There were no other transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by FSPQ as reported herein. The Flagg Street Individual Reporting Person is the founding member of the Flagg Street General Partner.

(e) Inapplicable.

CUSIP NO. 731822102

Flagg Street General Partner

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street General Partner is incorporated herein by reference.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by FSPQ as reported herein. The Flagg Street Individual Reporting Person is the founding member of the Flagg Street General Partner.

(e) Inapplicable.

Flagg Street Individual Reporting Person

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for the Flagg Street Individual Reporting Person is incorporated herein by reference.

(c) Inapplicable.

(d) The Flagg Street General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by FSPQ as reported herein. The Flagg Street Individual Reporting Person is the founding member of the Flagg Street General Partner. The Flagg Street Individual Reporting Person has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the 3,300 shares of restricted common stock of the Issuer he owns directly.

(e) Inapplicable.

Designated Directors

(a), (b) The information set forth in rows 7 through 13 of the cover page hereto for each of the Designated Directors is incorporated herein by reference. Mr. Press and his spouse are investors, directly and indirectly, in FSPQ.

(c) Inapplicable.

(d) Neither of the Designated Directors has the right to receive or the power to direct the receipt of dividends relating to or the proceeds from the sale of, any of the Shares held by FSPQ as reported herein. Each of the Designated Directors has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the 3,300 shares of restricted common stock of the Issuer he owns directly.

(e) Inapplicable.

CUSIP NO. 731822102

FSPQ directly owns 1,249,325 Shares of the Issuer. The Flagg Street General Partner, as general partner of FSPQ, may be deemed to be the beneficial owner of all securities owned by FSPQ. The Flagg Street Individual Reporting Person, as founding member of the Flagg Street General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all securities owned by FSPQ. The Flagg Street Individual Reporting Person and the Designated Directors each directly owns 3,300 shares of restricted common stock of the Issuer that were awarded to them in their capacities as directors of the Issuer under the Restated Outside Directors’ Stock Incentive Plan. Each of the Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, by virtue of that certain Joint Filing and Solicitation Agreement by and among the Reporting Persons, as described in further detail in Item 6 of Amendment No. 2 to the Schedule 13D, is deemed to be a beneficial owner of all the securities reported herein. Each of the Reporting Persons disclaims beneficial ownership of all securities he or it does not directly own.

CUSIP NO. 731822102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2008	FLAGG STREET PARTNERS QUALIFIED LP

	By:	Flagg Street Capital LLC, its General Partner

	By:	/s/ Jonathan Starr
	Name:	Jonathan Starr
	Title:	Founding Member

FLAGG STREET CAPITAL LLC

	By:	/s/ Jonathan Starr
	Name:	Jonathan Starr
	Title:	Founding Member

JONATHAN STARR

	By:	/s/ Jonathan Starr
	Name:	Jonathan Starr

MICHAEL A. RUFFOLO

	By:	/s/ Michael A. Ruffolo
	Name:	Michael A. Ruffolo

RICHARD S. PRESS

	By:	/s/ Richard S. Press
	Name:	Richard S. Press